Exhibit 12.1

Washington Prime Group, L.P.

Ratio of Earnings to Fixed Charges

(in thousands)

	Three
	Months
	Ended
	March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings before fixed charges:
Net (loss) income from continuing operations	$(9,588)	$205,455	$187,334	$156,390	$159,860	$153,748
Income tax expense	445	1,215	196	165	157	119
(Income) loss from unconsolidated entities	(216)	(973)	(1,416)	(1,028)	143	525
Remeasurement gains from unconsolidated entities	—	(99,375)	—	—	—	—
Distributions from unconsolidated entities	99	1,004	2,110	2,558	129	694
Fixed charges	37,837	82,840	56,219	59,429	55,938	63,767
Capitalized interest	(633)	(281)	(1,019)	(442)	(472)	(25)
Earnings before fixed charges	$27,944	$185,885	$243,424	$217,072	$215,755	$218,828

Fixed charges:
Interest expense(1)	$37,122	$82,452	$55,058	$58,844	$55,326	$63,601
Capitalized interest	633	281	1,019	442	472	25
Portion of rents representative of the interest factor	82	107	142	143	140	141
Total fixed charges	$37,837	$82,840	$56,219	$59,429	$55,938	$63,767

Ratio of earnings to fixed charges	0.74 (2)	2.29	4.33	3.65	3.86	3.43

(1)                                 Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.

(2)                                 The shortfall of earnings to fixed charges for the three months ended March 31, 2015 was $9,893.  This shortfall resulted from the $20,810 of merger and transaction costs that we incurred during the three months ended March 31, 2015.